Summarized financial information for Matson Navigation Company, Inc.
as of December 26, 2008, December 28, 2007, and December 29, 2006
is as follows (in millions, except current ratio):

	As of	As of	As of
	December 26,	December 28,	December 29,
	2008	2007	2006

Current assets	$ 214	$ 241	$ 237
Current liabilities	$ 164	$ 198	$ 176
Current ratio	1.30:1	1.22:1	1.35:1
Working capital	$ 50	$ 43	$ 61
Other assets	$ 1,030	$ 1,055	$ 1,018
Long-term liabilities	$ 621	$ 605	$ 623
Net worth	$ 459	$ 494	$ 456